UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*/
(Rule 13d-102)

Chesapeake Energy Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

165167743
(CUSIP Number)

December 31, 2020
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*/ The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 165167743	13G/A	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSON Citadel Securities LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 224,609 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%[1]
12.	TYPE OF REPORTING PERSON BD, OO

[1]	The percentages reported in this Schedule 13G/A are based upon approximately 9,782,758 shares of common stock outstanding comprised of (i) 9,780,371 shares of common stock outstanding as of November 5, 2020 (according to the issuer’s Form 10-Q as filed with the Securities and Exchange Commission on November 9, 2020), and (ii) approximately 2,387 shares of common stock issuable upon conversion of certain convertible bonds issued by the issuer to an affiliate of the Reporting Person.

CUSIP No. 165167743	13G/A	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSON CALC IV LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 224,609 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12.	TYPE OF REPORTING PERSON PN; HC

CUSIP No. 165167743	13G/A	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSON Citadel Securities GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 224,609 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12.	TYPE OF REPORTING PERSON OO; HC

CUSIP No. 165167743	13G/A	Page 5 of 14 Pages

1.	NAME OF REPORTING PERSON Citadel Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,520 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12.	TYPE OF REPORTING PERSON IA; OO; HC

CUSIP No. 165167743	13G/A	Page 6 of 14 Pages

1.	NAME OF REPORTING PERSON Citadel Advisors Holdings LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,520 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12.	TYPE OF REPORTING PERSON PN; HC

CUSIP No. 165167743	13G/A	Page 7 of 14 Pages

1.	NAME OF REPORTING PERSON Citadel GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,520 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12.	TYPE OF REPORTING PERSON OO; HC

CUSIP No. 165167743	13G/A	Page 8 of 14 Pages

1.	NAME OF REPORTING PERSON Kenneth Griffin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 227,129 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12.	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 165167743	13G/A	Page 9 of 14 Pages

Item 1(a)	Name of Issuer

Chesapeake Energy Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices
6100 North Western Avenue, Oklahoma City, Oklahoma 73118

Item 2(a)	Name of Person Filing
This Schedule 13G/A is being jointly filed by Citadel Securities LLC (“Citadel Securities”), CALC IV LP (“CALC4”), Citadel Securities GP LLC (“CSGP”), Citadel Advisors LLC (“Citadel Advisors”), Citadel Advisors Holdings LP (“CAH”), Citadel GP LLC (“CGP”), and Mr. Kenneth Griffin (collectively with Citadel Securities, CALC4, CSGP, Citadel Advisors, CAH and CGP, the “Reporting Persons”) with respect to shares of common stock (and options and other securities exercisable for, or convertible into, common stock) of the above-named issuer owned by Citadel Equity Fund Ltd., a Cayman Islands limited company (“CEFL”), Citadel Quantitative Strategies Master Fund Ltd., a Cayman Islands limited company (“CQ”), and Citadel Securities.

CALC4 is the non-member manager of Citadel Securities. CSGP is the general partner of CALC4. Citadel Advisors is the portfolio manager for CEFL and CQ. CAH is the sole member of Citadel Advisors. CGP is the general partner of CAH. Mr. Griffin is the President and Chief Executive Officer of CGP, and owns a controlling interest in CGP and CSGP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b)	Address of Principal Business Office The address of the principal business office of each of the Reporting Persons is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

Item 2(c)	Citizenship
Each of Citadel Securities, CSGP, Citadel Advisors and CGP is organized as a limited liability company under the laws of the State of Delaware. Each of CALC4 and CAH is organized as a limited partnership under the laws of the State of Delaware. Mr. Griffin is a U.S. citizen.

Item 2(d)	Title of Class of Securities
Common stock, $0.01 par value per share

Item 2(e)	CUSIP Number
165167743

CUSIP No. 165167743	13G/A	Page 10 of 14 Pages

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

CUSIP No. 165167743	13G/A	Page 11 of 14 Pages

Item 4	Ownership

A.	Citadel Securities LLC

(a)	Citadel Securities LLC may be deemed to beneficially own 224,609 shares of common stock.

(b)	The number of shares that Citadel Securities LLC may be deemed to beneficially own constitutes approximately 2.3% of the common stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 224,609

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 224,609

B.	CALC IV LP and Citadel Securities GP LLC

(a)	Each of CALC IV LP and Citadel Securities GP LLC may be deemed to beneficially own 224,609 shares of common stock.

(b)	The number of shares that each of CALC IV LP and Citadel Securities GP LLC may be deemed to beneficially own constitutes approximately 2.3% of the common stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 224,609

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 224,609

C.	Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC

(a)	Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC may be deemed to beneficially own 2,520 shares of common stock.

(b)	The number of shares that each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC may be deemed to beneficially own constitutes less than 0.1% of the common stock outstanding.

CUSIP No. 165167743	13G/A	Page 12 of 14 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 2,520

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 2,520

D.	Kenneth Griffin

(a)	Mr. Griffin may be deemed to beneficially own 227,129 shares of common stock.

(b)	The number of shares that Mr. Griffin may be deemed to beneficially own constitutes approximately 2.3% of the common stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 227,129

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 227,129

CUSIP No. 165167743	13G/A	Page 13 of 14 Pages

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

See Item 2 above

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 165167743	13G/A	Page 14 of 14 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 16th day of February, 2021.

CITADEL SECURITIES LLC	CITADEL ADVISORS LLC

By:	/s/ Guy Miller	By:	/s/ Gregory Johnson
	Guy Miller, Authorized Signatory		Gregory Johnson, Authorized Signatory

CALC IV LP	CITADEL ADVISORS HOLDINGS LP

By:	/s/ Guy Miller	By:	/s/ Gregory Johnson
	Guy Miller, Authorized Signatory		Gregory Johnson, Authorized Signatory

CITADEL SECURITIES GP LLC	CITADEL GP LLC

By:	/s/ Guy Miller	By:	/s/ Gregory Johnson
	Guy Miller, Authorized Signatory		Gregory Johnson, Authorized Signatory

KENNETH GRIFFIN

By:	/s/ Gregory Johnson
Gregory Johnson, attorney-in-fact*

*	Gregory Johnson is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Advisors LLC on Schedule 13G for Jaws Acquisition Corp. on February 1, 2021.